DECHERT LLP

1775 I Street, N.W.

Washington, DC 20006-2401

+1 202 261 3300 Main

+1 202 261 3333 Fax

www.dechert.com

DEREK B. NEWMAN

derek.newman@dechert.com

+1 202 261 3467 Direct

+1 202 261 3333 Fax

June 22, 2007

VIA EDGAR

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dividend Capital Strategic Global Realty Fund ("Registrant")
File Nos. 333-130790 and 811-21840

Dear Mr. Grzeskiewicz:

In a June 19, 2007 telephone conversation with me, you communicated the Securities and Exchange Commission staff's (the "Staff") comments on Pre-Effective Amendment No. 2 to the registration statement under the Securities Act of 1933, as amended (the "1933 Act") and the Investment Company Act of 1940, as amended (the "1940 Act") of Dividend Capital Strategic Global Realty Fund (the "Registrant" or the "Fund"), as filed on May 25, 2007. A summary of the Staff's comments, along with the Registrant's responses, is set forth below.

Prospectus

Comment 1: The second footnote to table on the cover page states that: "[t]he Adviser (not the Fund) has agreed to pay from its own assets a structuring fee to Wachovia Capital Markets, LLC...[and that] [t]otal compensation received by the underwriters will not exceed 9.0% of the total public offering price of the common shares..." First, please supplementally describe the structuring fee and confirm whether this arrangement has been reviewed by the NASD, Inc. Second, please confirm that the total compensation of 9.0% that may be received by the underwriters is permitted under applicable NASD, Inc. rules.

Response: As disclosed in the second footnote to the table on the cover page and in the "Underwriting" section, Dividend Capital Investments LLC (the "Adviser") (and not the Registrant) will pay Wachovia Capital Markets, LLC ("Wachovia") a structuring fee. In a pre-effective amendment to the Registrant's registration statement, additional disclosure will be added to the table on the cover page and to the "Underwriting" section of the prospectus to disclose that the Adviser (and not the Registrant) will also pay Morgan Keegan & Company, Inc. ("Morgan Keegan") a structuring fee (together with the structuring fee paid to Wachovia, the "Structuring Fees"). The Structuring Fees will be paid by the Adviser to Wachovia and Morgan Keegan in consideration for their services to the Adviser relating to the structure and design of the Registrant and the organization of the Registrant as well as services related to the sale and distribution of the Registrant's common shares. The amount of the Structuring Fees will depend upon the amount raised from the offering of the common shares registered under the registration statement. The amount of the Structuring Fees will be disclosed in the final prospectus filed pursuant to Rule 497.

Additionally, in a pre-effective amendment to the Registrant's registration statement, additional disclosure will be added to the "Underwriting" section of the prospectus to disclose that the Adviser (and not the Registrant) will also pay Dividend Capital Securities LLC ("DCS"), an affiliate of the Adviser, (i) a fee that will not exceed 0.18% of the total capital raised by the Registrant and (ii) a marketing service fee equal to 0.025% of the aggregate amount of the investment advisory fees paid by the Registrant to the Adviser in the previous calendar month for the twelve months following the closing of the offering. The sum total of these fees paid to DCS (the "DCS Fees") by the Adviser will not exceed 2.25% of the total public offering price of the common shares.

The Registrant has been advised by counsel to the Underwriters that the agreements providing for the payment of the Structuring Fees and the DCS Fees and the Registrant's registration statement containing the disclosure regarding the 9.0% total compensation cap have been filed with NASD, Inc. (the "NASD") and will be reviewed by the NASD in connection with the issuance by the NASD of a no-objection letter pursuant to NASD Rule 2710 prior to the commencement of the offering.

Comment 2: Please clarify supplementally how the Registrant intends to use total return swaps as part of its investment strategy. In your response to this comment, include a discussion as to the types of entities that would serve as counterparties under these swaps.

Response: As currently disclosed, the Registrant intends to use total return swaps as an efficient means of gaining exposure to the global real estate market. Total return swap agreements may be used to obtain exposure to a real estate security, basket of real estate securities or a real estate securities index without owing or taking physical custody of such security or investing directly in that market. In a typical total return swap agreement, the Registrant will receive the dividend and the price appreciation (or pay the price depreciation) of a real estate security, basket of real estate securities or a real estate securities index (or a portion thereof), from a counterparty in exchange for paying the counterparty an agreed-upon fee. The use of total return swap agreements often provides a more efficient means of gaining exposure to global real estate markets, which in some cases may be difficult to get exposure to through a direct investment in the underlying securities. Additionally, the use of total return swaps can result in tax efficiencies. For instance, by gaining exposure to the global real estate market through total return swaps, the Registrant may avoid potential costs and tax issues associated with investments in passive foreign investment companies (as such potential costs are disclosed in the Prospectus under "Taxation").

In addition, as currently disclosed, total return swap agreements may effectively add leverage to the Registrant's portfolio because, in addition to its total net assets, the Registrant would be subject to the investment exposure on the notional amount of the swap. As such, although the amount of the Registrant's assets which are dedicated to total return swaps may represent a small portion of its net assets, the Registrant may achieve a return that is the economic equivalent to the return derived from an investment in the notional amount of the swap.

We believe this response is also relevant to the staff comment regarding the use of the word "global" in the Registrant's name and the appropriate level of investment in non-U.S. securities. As described above, because of the efficiencies available in gaining exposure to non-U.S. investments through the use of swap transactions, it is anticipated that a substantial portion of the Registrant's non-U.S. securities exposure will be achieved through swap transactions. Such transactions give the Registrant economic exposure to the reference securities under the swaps but would not be considered a direct investment in a non-U.S. issuer for purposes of applying a test based on the percentage of the Registrant's net assets invested directly in non-U.S. issuers. Accordingly, the specific facts and circumstances with respect to the Registrant's investment strategy contribute to our view (as set forth further below in response to comment #7) that it is not appropriate to apply a strict percentage of net assets test in this context and, further, that the Registrant's investment strategy is consistent with the use of the word "global" in the Registrant's name pursuant to Section 35(d) of the Investment Company Act of 1940, as amended.

With respect to the types of entities that may serve as counterparties to swap agreements, it is currently anticipated that such counterparties will primarily consist of major investment banks or affiliates thereof which are active in the swap markets.

Comment 3: In the "Certain Tax Risks Associated with Derivatives" section on page 17, the Registrant states that "while the Fund intends to account for such [derivative] transactions in a manner it deems to be appropriate, the IRS might not accept such treatment." Please explain supplementally whether the Registrant is relying on an opinion of counsel regarding the tax treatment of derivatives.

Response: No opinion of counsel has been issued in connection with the tax treatment of derivative instruments that may be used by the Registrant.  While some IRS guidance is available with respect to certain derivative transactions utilized by investment companies and other taxpayers, in some cases no specific guidance is available.  Further, existing guidance may be limited or ambiguous with respect to specific derivative instruments and investment techniques related to the use of such derivative instruments.  In such cases, the Registrant, in consultation with the Registrant's investment adviser, counsel to the Registrant and the Registrant's tax and accounting service providers, as appropriate, makes a reasoned judgment as to the appropriate tax treatment of such derivative techniques based on available IRS guidance and precedent.  Accordingly, the Registrant believes that it is appropriate to include the disclosure cited above in connection with the use of such techniques.

Comment 4: Please confirm supplementally whether the Registrant intends to issue preferred shares and, if so, how long after the public offering.

Response: As currently disclosed in the various sections of the Prospectus discussing leverage and the risks associated with the use of leverage, the Registrant has no current intention to issue preferred shares. However, as also disclosed, the Registrant does reserve the right to issue preferred shares and utilize other traditional forms of leverage (such as bank borrowings).

Comment 5: In the "Level Rate Distribution Policy" section on page 64, the Registrant states "the Fund currently expects that a portion of its distributions will consist of amounts in excess of investment company taxable income and net capital gain derived from the non-taxable components of the cash flow from the real estate underlying the Fund's portfolio investments." Please supplementally clarify this disclosure.

Response: The disclosure cited above refers to the fact that certain of the Registrant's underlying investments, such as real estate investment trusts ("REITs"), themselves may pay distributions which may consist of income, capital gains and/or return of capital. Such distributions, when received by the Registrant, are in turn ultimately distributed to the shareholders of the Registrant and retain their original characterization. Accordingly, for example, if the Registrant receives a distribution from a REIT which is characterized as a return of capital to the Registrant, a corresponding portion of the Registrant's distributions will be categorized as a return of capital to the Registrant's shareholders. This issue is not unique to the Registrant, but rather is a common issue to all investment companies with similar investment strategies.

Comment 6: Please confirm that the Registrant believes it can maintain a level rate distribution, as currently contemplated in the disclosure, without seeking an exemptive order.

Response: The Registrant confirms that the maintenance of a level rate distribution policy is not dependent on obtaining exemptive relief under Section 19 of the Investment Company Act of 1940, as amended ("1940 Act").  The Registrant currently does not intend to make distributions of long-term capital gains more frequently than once every 12 months, except as permitted under Rule 19b-1 under the 1940 Act.  As disclosed in the registration statement, the Registrant intends to make regular monthly level rate cash distributions to common shareholders based on the projected performance of the Registrant.  The Registrant expects the distribution rate to be a fixed dollar amount per common share that may be adjusted from time to time.  The Registrant's ability to maintain a level distribution rate will depend on a number of factors, including the stability of income received from its investments and distributions payable on any preferred shares issued by the Registrant or interest payments on the Registrant's borrowings, if any.  As portfolio and market conditions change, the rate of dividends on the common shares and the Registrant's distribution policy will likely change.  Over time, the Registrant plans to distribute all of its net investment income (after it pays accrued dividends on any outstanding preferred shares issued by the Registrant and interest on the Registrant's borrowings).  In addition, the Registrant intends to distribute, at least annually, net capital gains and ordinary income, if any, so long as the net capital gains and ordinary income are not necessary to pay accrued dividends on, or redeem or liquidate any preferred shares issued by the Registrant, or pay interest on any borrowings.  One result of having a level rate distribution plan is that shareholders may have a "return of capital" if the Registrant's income is insufficient to produce taxable dividends. To the extent a distribution paid by the Registrant is from a source other than net income, the Registrant will comply with the notice requirements set forth under Rule 19a-1 of the 1940 Act.

Comment 7: The Staff reasserts its prior comment with respect to the use of the word "global" in the Registrant's name, as provided in the Staff's letter dated May 17, 2007.

Response: As discussed in our prior response to this Staff comment, as set forth in our response letter dated May 24, 2007, and as further supplemented by our response to Comment 2 above, a strict application of a 40% asset test would not take into account the Registrant's use of total return swap agreements to gain exposure to the global real estate market. By using total return swaps, the Registrant may achieve a return that is the economic equivalent to the return derived from an investment in the notional amount of the swap even though a small portion of the Registrant's net assets are actually dedicated to total return swaps.

In consideration of the Registrant's stated policy of investing in securities of issuers in at least three different countries and the Registrant's use of direct and total return swap investment strategies to obtain this exposure, the Registrant believes the use of the term "global" in its name complies with the standard set forth in Section 35(d) of the 1940 Act and SEC guidance as set forth in footnote 42 to the Names Rule Release (Investment Company Names, Rel. No. IC-24828 (Jan. 17, 2001).

* * * * * * *

In addition to these comments, you requested that the Registrant make certain representations concerning Pre-Effective Amendment No. 2 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff's comments. Please call the undersigned at (202) 261-3467 or Douglas P. Dick at (949) 442-6060 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Derek B. Newman

Derek B. Newman
cc:	Jeffrey Taylor
Derek Mullins
Douglas P. Dick

Exhibit

Dividend Capital Strategic Global Realty Fund

518 Seventeenth Street, Suite 1200

Denver, Colorado 80202

Via EDGAR

June 22, 2007

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Dividend Capital Strategic Global Realty Fund (the "Registrant")

          (File Nos. 333-130790 and 811-21840)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Pre-Effective Amendment No. 2 to the Registrant's registration statement under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, as filed on May 25, 2007 (the "Registration Statement"), the Registrant hereby acknowledges that:
o	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

o

should the Securities and Exchange Commission ("SEC") or its staff ("SEC Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the Registration Statement;

o

the action of the SEC or the SEC Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

o	the Registrant may not assert this action as a defense in any proceeding initiated by the SEC under the Federal securities laws of the United States.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Derek B. Newman at (202) 261-3467 or Douglas P. Dick at (949) 442-6060 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.
Sincerely,

/s/ Thomas I. Florence

Thomas I. Florence
President
cc:	Douglas P. Dick
Derek B. Newman
Jeffrey Taylor
Derek Mullins